                                                           --------------------------------------
                                                                        OMB APPROVAL
                                                           --------------------------------------
                             UNITED STATES                                OMB NUMBER: 3235-0145
                   SECURITIES AND EXCHANGE COMMISSION                 EXPIRES: OCTOBER 31, 1997
                        WASHINGTON, D.C. 20549                ESTIMATED AVERAGE BURDEN
                                                                 HOURS PER RESPONSE. . . . 14.90
                                                           --------------------------------------

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.    5      )*
                                          ---------

                          Cover-All Technologies, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                             Common, $0.01 par value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   222892 10 1
           --------------------------------------------------------
                                 (CUSIP Number)

                    Randall G. Ray, Gardere & Wynne, L.L.P.
         ---------------------------------------------------------------------
         1601 Elm Street, Suite 3000, Dallas, Texas 75201 (214) 999-3000
         ---------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                May 18, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person:(1) has a previous statement on file reporting beneficial ownership or more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 934467 10 1                 13D                    Page 2 of 10 Pages
          -----------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

     Software Investments Limited
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*               (a)  / /
                                                                     (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     British Virgin Islands
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               2,673,458
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power

                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  2,673,458
                             --------------------------------------------------
                             (10) Shared Dispositive Power

-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,673,458
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     15.74%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 934467 10 1                 13D                    Page 3 of 10 Pages
          -----------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons
     Care Corporation Limited
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*               (a)  / /
                                                                     (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     British Virgin Islands
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               2,500,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  2,500,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,500,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     14.72%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 934467 10 1                 13D                    Page 4 of 10 Pages
          -----------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

     Woodcombe Limited
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*               (a)  / /
                                                                     (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Isle of Man
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               330,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  330,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     330,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     1.94%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER

     This Amendment No. 5 ("Amendment No. 5") to the Statement on Schedule 13D dated as of April 3, 1996 (the "Statement"), as amended by Amendment No. 1 to the Statement dated as of April 30, 1996, Amendment No. 2 to the Statement dated as of March 14, 1997, Amendment No. 3 to the Statement dated as of March 31, 1997, and Amendment No. 4 dated as of May 15, 1998, is being filed to reflect the change in the beneficial ownership of certain shares of Common Stock, $0.01 par value (the "Common Stock"), of Cover-All Technologies, Inc., a Delaware corporation formerly known as Warner Insurance Services, Inc. (the "Company"), owned by Software Investments Limited ("SIL"), Care Corporation Limited ("Care"), and Woodcombe Limited ("Woodcombe").

ITEM 2.  IDENTITY AND BACKGROUND

     (a), (b) and (c): The following sets forth the information required by Items 2(a), (b) and (c):

          1. SIL, a British Virgin Islands corporation, is principally engaged in the investment business. SIL is owned by the Mirror Trust, a Jersey Discretionary Trust ("Mirror Trust"), the trustee of which is Lambert Company Limited, a British Virgin Islands corporation ("Lambert"). The directors of SIL are Mark D. Johnston, Colin Smartt, Clive Barton and Stephen Milsom. The business address of SIL is Abbot Building, P.O. Box 3186, Main Street, Road Town, Tortola, British Virgin Islands. The business address of Mirror Trust and Lambert Company Limited is First Island House, Peter Street, St. Helier, Jersey, Channel Islands. The beneficiary of Mirror Trust is Bradbury Corporation, a British Virgin Islands corporation ("Bradbury"), in its capacity as trustee for three trusts, the beneficiaries of which are certain of the descendants of Donald B. Johnston, including his son, Mark D. Johnston (a director of SIL and Care and a director of the Company), and Mark
               D. Johnston's children.

          2. Care, a British Virgin Islands corporation, is principally engaged in the investment business. Care is majority owned by Mirror Trust, the trustee of which is Lambert. Anglo-Adriatic Corporation, a British Virgin Islands corporation, owns a 22% interest in Care. Anglo-Adriatic Corporation is controlled by the BVI Bearer Trust for the benefit of the children of Ian J. Meredith, a director of the Company. The directors of Care are Mark D. Johnston, Colin Smartt, Clive Barton, Stephen Milsom, and Ian J. Meredith. The trustee of the BVI Bearer Trust is First Island Trustees Limited. The BVI Bearer Trust, First Island Trustees Limited, and Ian J. Meredith disclaim beneficial ownership of the shares of the Company's Common Stock owned by Care. The business address of Care is Abbot Building, P.O. Box 3186, Main Street, Road Town, Tortola, British Virgin Islands. The business address of Mirror Trust and Lambert Company Limited is First Island House, Peter Street, St. Helier, Jersey, Channel Islands.

          3. Woodcombe, an Isle of Man company, is principally engaged in the business of ferry financing. Woodcombe is owned (a) 98% by Pualani Estates Pty Ltd, an Australian corporation, (b) 1% by Spruce Investments Limited, a British Virgin



                              Page 5 of 10 Pages

               Islands corporation, and (c) 1% by Marijke Thomson. The directors of Woodcombe are David Browning and Philip Hanna.
               The business address of Woodcombe is Suite 1, 11 Myrtle St., Douglas, Isle of Man IMI 1ED. The business address of the owners of Woodcombe are, respectively, (i) 26 St. George's Terrace, Perth, Western Australia 6832, (ii) First Island House, Peter Street, St. Helier, Jersey, Channel Islands
               JE4 8SG, and (iii) 191 Falcon Cliff Apartments, Palace Road, Douglas, Isle of Man. The ultimate beneficiaries of the corporate owners of Woodcombe are descendants of Donald B. Johnston, but excluding Mark D. Johnston and Mark D. Johnston's children. Neither Lambert, Mirror Trust, nor Mark D. Johnston exercise any voting or dispositive power with respect to the shares of the Company's Common Stock held by Woodcombe.

     (d) None of the directors or executive officers of SIL, Care, or Woodcombe has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the directors or executive officers of SIL, Care, or Woodcombe has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Clive Barton and Stephen Milsom are citizens of the United Kingdom and residents of the British Channel Islands; Mark D. Johnston is a citizen of Australia and a resident of Monaco; Colin Smartt and Philip Hanna are citizens and residents of Australia; Ian J. Meredith is a citizen of Australia and a resident of Hong Kong; and David Browning is a citizen of the United Kingdom and a resident of Australia. Neither SIL, Care, nor Woodcombe have separate executive officers.

ITEM 4.  PURPOSE OF TRANSACTION.

     SIL, Care and Woodcombe are holding their shares of the Company's Common Stock for investment. SIL and Care have no present intentions, subject to the conversion and option commitment described in the final two paragraphs of Item 6 of this Schedule 13D (Amendment No. 5), to transfer any of the shares of the Company's Common Stock held by them. SIL and Care intend to be long-term holders of the Company's Common Stock. Woodcombe may consider in the future selling a portion or all of the shares of the Company's Common Stock it holds, whether in connection with the pledge of shares described in the second paragraph of Item 6 of this Schedule 13D (Amendment No. 5) or otherwise.

     SIL, Care and Woodcombe have no present intentions to cause the Company to engage in any extraordinary transactions; to sell or transfer any of the Company's material assets or the assets of its subsidiary; to effect any change of the Company's business, corporate structure, capitalization, dividend policy, or certificate of incorporation; or to delist or terminate the registration of any securities of the Company; but reserve the right to propose or undertake or participate in any of the foregoing actions in the future.



                            Page 6 of 10 Pages

     Pursuant to Section 9.1 of the Stock Purchase Agreement, as amended, the Company shall take all necessary action to cause a designee of SIL and Care ("Care Designee") which may be Mark D. Johnston or a successor designated to the Company by SIL and Care to be included as one of the management nominees for Director of the Company at each meeting of the stockholders, beginning with the 1996 meeting of stockholders. If the Care Designee is not elected at or any annual meeting called for the purpose of reelecting or electing such class of Directors, the Company shall elect the Care Designee to its Board of Directors, and amend its By-Laws to create any vacancy if required, to serve for a period equal to the remainder of the term of such class of Directors. If, at any time, any Care Designee shall decline or be unable to serve as a Director of the Company, another Care Designee shall be elected as a Director of the Company to fill the vacancy thus created. Each Care Designee shall have all voting and other rights provided to Directors of the Company generally. The Company shall be required to comply with this Section 9.1 for as long as SIL and Care collectively hold an aggregate of 20% or more of the issued and outstanding shares of the Company's Common Stock. Mark D. Johnston was first elected as a Director of the Company effective April 16, 1996.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b): The following sets forth the information required by Items
                  5(a) and (b):

     SIL is the beneficial owner of 2,567,306 shares of the Company's Common Stock and presently exercisable warrants to purchase 106,152 shares of Common Stock over which SIL has sole voting and dispositive power. The total number of shares of the Company's Common Stock beneficially owned by SIL is 2,673,458 shares, constituting 15.74% of the Company's Common Stock.

     Care is the beneficial owner of 2,500,000 shares of the Company's Common Stock, over which Care has sole voting and dispositive power. The 2,500,000 share of Common Stock owned by Care constitute 14.72% of the issued and outstanding shares of Common Stock.

     Woodcombe is the beneficial owner of 330,000 shares of the Company's Common Stock, over which Woodcombe has sole voting and dispositive power. The 330,000 shares of Common Stock owned by Woodcombe constitute 1.94% of the issued and outstanding shares of Common Stock.

     (c) The only transactions in the Company's Common Stock effected by or for SIL, Care or Woodcombe within the last 60 days are:

          1.   The following transactions were effected by SIL:

               In May 1998, SIL transferred 330,000 shares of the Company's Common Stock (the "Shares") to Lambert as trustee of Mirror Trust in partial repayment of approximately $500,000 in loans made by Mirror Trust to SIL in 1996. Lambert transferred the Shares to the beneficiary of Mirror Trust, Bradbury, in Bradbury's capacity as trustee. Bradbury, in its capacity as trustee, transferred the Shares to Mark D. Johnston as a beneficiary of Bradbury No. 5 Trust. Mr. Johnston donated the Shares to Woodcombe, which transfer was registered in the stock records of the Company on May 18, 1998.

          2.   The following transactions were reported by Care:



                               Page 7 of 10 Pages

               None.

          3.   The following transactions were reported by Woodcombe:

               See paragraph number 1 above.

     (d)  Not Applicable.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On March 31, 1998, Care repurchased from the Company a software license with respect to certain software. In consideration for the buyback, Care paid the Company $500,000 in cash and a $4,500,000 non-interest bearing non-recourse (except as to collateral) note on March 31, 1998. This note is payable in semi-annual installments of $500,000. The note is secured by a pledge to the Company of shares of the Company's Common Stock. The number of shares of Common Stock required as collateral on the note will vary, so that the market value of the shares held as collateral must equal 150% of the outstanding balance, as determined initially and immediately following each semi-annual payment. Care initially pledged 1,687,500 shares of Common Stock on March
31, 1998. Following the semi-annual payment of $500,000 made on the note on September 30, 1998, Care pledged an additional 812,500 shares of Common
Stock, and SIL pledged 1,192,308 shares of Common Stock on behalf of Care, to secure the Note.

     Pursuant to a Mortgage of Shares made September 23, 1998, Woodcombe pledged the Shares to Australia and New Zealand Banking Group Limited, a company incorporated in Victoria, Australia ("ANZ Bank"), to secure payment by a third-party debtor pursuant to a Shortfall Indemnity entered into between such debtor and ANZ Bank.

     On September 30, 1998, Care borrowed a total of $560,000 from a group of persons and entities affiliated with Paradigm Group, L.L.C. Pursuant to the Convertible Promissory Note issued by Care to each of these persons and entities, the holder of the note has the right to convert the principal and accrued and unpaid interest thereunder into shares of the Company's Common Stock, which would be transferred by Care to the holder. The right to convert may be exercised any time beginning December 14, 1998, and continuing through September 30, 2000. The notes each bear interest at 9% per year, require quarterly payments of accrued and unpaid interest, and require payment of the principal balance on September 30, 2000, if not earlier converted. In connection with this financing, Care also granted each of these persons and entities an option to acquire additional shares of the Company's Common Stock, which would be transferred by Care to the holder. The options were exercisable beginning on September 30, 1998, for a two-year period. The obligations under the notes and the stock options to transfer shares of Common Stock are solely Care's obligations. None of these persons and entities are otherwise affiliated with Care and are not affiliated with the Company.

     If each person and entity exercises the conversion right in full as to the original principal amount of its note and exercises the stock option in full, Care would be required to transfer, or cause an affiliate such as SIL to transfer, an aggregate of 551,103 shares of Common Stock. Such persons or entities who would



                             Page 8 of 10 Pages
own more than 1% of the issued and outstanding shares of Common Stock after such an exercise include Paradigm Group, L.L.C., and Joseph A. Rosin. Each person and entity could own additional shares of Common Stock if it (1) elects to convert accrued and unpaid interest under the notes or (2) the market price of the Common Stock is lower than $1.29 per share at the time of any note conversion; the conversion price would be 80% of the lower market price. The exercise price with respect to the options is $1.42 per share for a total of 86,001 shares and $1.29 per share for a total of 31,000 shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     1.   Agreement Regarding Filing of Schedule 13D

     2. Pledge Agreement dated as of March 31, 1998, by and between Care and the Company (incorporated by reference to Exhibit 10(bb)(iii) to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, and filed with the Commission on April 1, 1998)

     3.   Mortgage of Shares made September 23, 1998, between Woodcombe and ANZ
          Bank

     4. Convertible Promissory Note dated September 30, 1998, from Care in favor of Paradigm Group, L.L.C., in the original principal amount of $200,000 (as form of)

     5. Stock Option Agreement dated as of September 30, 1998, by and among Paradigm and Care (as form of)



                                 Page 9 of 10 Pages

                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE: December 7, 1998

                                       SOFTWARE INVESTMENTS LIMITED


                                       By: /s/ Stephen Milsom
                                          ------------------------------------
                                           Director



                                       CARE CORPORATION LIMITED


                                       By: /s/ Stephen Milsom
                                          ------------------------------------
                                           Director



                                       WOODCOMBE LIMITED


                                       By: /s/ David R. A. Browning
                                          ------------------------------------
                                           Director




                                Page 10 of 10 Pages